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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Nextera Enterprises, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
65332E101
(CUSIP Number)
c/o Weiss Accountancy Corporation
16217 Kittridge Street
Van Nuys, CA 91406
(818) 997-7712
Attn: Scott J. Weiss, C.P.A.

Latham & Watkins LLP
600 West Broadway, Suite 1800
San Diego, CA 92101
(619) 236-1234
Attn: Howard L. Armstrong, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	65332E101

1	NAMES OF REPORTING PERSONS: Woodridge Labs, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
95-4560570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		8,467,410 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,467,410 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,467,410 shares of Class A Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22% of Class A Common Stock[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[1]	Based on approximately 38,492,851 shares of Class A Common Stock, 3,844,200 shares of Class B Common Stock and 48,906 shares of Series A Preferred Stock outstanding as of March 14, 2006, as reported in the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2006.

CUSIP No.	65332E101

1	NAMES OF REPORTING PERSONS: The Millin Family Living Trust Dated November 18, 2002

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,467,410 shares of Class A Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,467,410 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,467,410 shares of Class A Common Stock[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22% of Class A Common Stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	The Millin Family Living Trust Dated November 18, 2002 disclaims all beneficial ownership of these shares except to the extent of its pecuniary interests therein.

[2]	Based on approximately 38,492,851 shares of Class A Common Stock, 3,844,200 shares of Class B Common Stock and 48,906 shares of Series A Preferred Stock outstanding as of March 14, 2006, as reported in the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2006.

CUSIP No.	65332E101

1	NAMES OF REPORTING PERSONS: Joseph J. Millin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,467,410 shares of Class A Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,467,410 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,467,410 shares of Class A Common Stock[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22% of Class A Common Stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Mr. Millin disclaims all beneficial ownership of these shares except to the extent of his pecuniary interests therein.

[2]	Based on approximately 38,492,851 shares of Class A Common Stock, 3,844,200 shares of Class B Common Stock and 48,906 shares of Series A Preferred Stock outstanding as of March 14, 2006, as reported in the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2006.

CUSIP No.	65332E101

1	NAMES OF REPORTING PERSONS: The Scott and Debra Weiss Living Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,467,410 shares of Class A Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,467,410 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,467,410 shares of Class A Common Stock[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22% of Class A Common Stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	The Scott and Debra Weiss Living Trust disclaims all beneficial ownership of these shares except to the extent of its pecuniary interests therein.

[2]	Based on approximately 38,492,851 shares of Class A Common Stock, 3,844,200 shares of Class B Common Stock and 48,906 shares of Series A Preferred Stock outstanding as of March 14, 2006, as reported in the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2006.

CUSIP No.	65332E101

1	NAMES OF REPORTING PERSONS: Scott J. Weiss

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,467,410 shares of Class A Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,467,410 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,467,410 shares of Class A Common Stock[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22% of Class A Common Stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Mr. Weiss disclaims all beneficial ownership of these shares except to the extent of his pecuniary interests therein.

[2]	Based on approximately 38,492,851 shares of Class A Common Stock, 3,844,200 shares of Class B Common Stock and 48,906 shares of Series A Preferred Stock outstanding as of March 14, 2006, as reported in the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2006.

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Nextera Enterprises, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at One Exeter Plaza, 699 Boylston Street, Boston, Massachusetts 02116. The telephone number of the Company is (617) 262-0055.
Item 2. Identity and Background.
     This statement on Schedule 13D is being filed on behalf of Woodridge Labs, Inc. (“Woodridge”), Joseph Millin, Scott Weiss, The Millin Family Living Trust Dated November 18, 2002 and The Scott and Debra Weiss Living Trust.
     Woodridge is a California corporation, whose principal office is located at 16217 Kittridge Street, Van Nuys, California 91406, which is also the business address for each of Joseph Millin, Scott Weiss, The Millin Family Living Trust Dated November 18, 2002 and The Scott and Debra Weiss Living Trust.
     Woodridge sold substantially all of the assets of the business to W Lab Acquisition Corp. (“WLab”), a wholly owned subsidiary of the Company, on March 9, 2006, in exchange for $22,500,000 in cash, subject to certain purchase price adjustments, the assumption of certain liabilities, and 8,467,410 shares of Class A Common Stock of the Company. Woodridge does not currently have an operating business.
     Mr. Millin is a director of Woodridge, and is also one of two trustees of the Millin Family Living Trust Dated November 18, 2002, the beneficial owner of 1,200 of the 2,000 outstanding shares of stock of Woodridge. Mr. Weiss is also a director of Woodridge, and is also one of two trustees of The Scott and Debra Weiss Living Trust, beneficial owner of 800 of the 2,000 outstanding shares of stock of Woodridge.
     Mr. Millin is also the president of the Company and the president and chief executive officer of WLab. Mr. Weiss is the chief financial officer of WLab, and also serves as director or officer of a number of other companies. Both Mr. Millin and Mr. Weiss are citizens of the United States of America.
     None of the reporting persons has, during the past five years, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     In consideration for the sale of substantially all of the assets of Woodridge’s business to WLab and the assumption of certain liabilities of Woodridge by WLab, Woodridge received $22,500,000 in cash, subject to certain purchase price adjustments, and 8,467,410 shares of Class A Common Stock of the Company.
Item 4. Purpose of Transaction.
     As provided in Item 3, the acquisition by Woodridge of 8,467,410 shares of Class A Common Stock of the Company occurred in connection with, and formed part of the purchase price for, the sale by Woodridge to WLab of substantially all of the assets of Woodridge.
     None of the reporting persons has any plans or proposals which relate to or would result in any of the following:
(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	The number of shares of Class A Common Stock beneficially owned by each reporting person is 8,467,410, representing approximately 22% of the Company’s outstanding Class A Common Stock (based on approximately 38,492,851 shares of Class A Common Stock, 3,844,200 shares of Class B Common Stock and 48,906 shares of Series A Preferred Stock outstanding as of March 14, 2006, as reported in the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2006).

(b)	Woodridge has the sole power to vote or to direct the vote, and to dispose or direct the disposition, of these 8,467,410 shares of Class A Common Stock. Each of Joseph Millin, Scott Weiss, The Millin Family Living Trust Dated November 18, 2002 and The Scott and Debra Weiss Living Trust has shared power to vote or to direct the vote, and to dispose or direct the disposition, of these 8,467,410 shares of Class A Common Stock.

(c)	No reporting person has effected any transaction relating to the Company’s Class A Common Stock during the past 60 days, other than the sale of substantially all of Woodridge’s assets to WLab in exchange for cash and these 8,467,410 shares of Class A Common Stock.

(d)-(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In connection with Woodridge’s agreement with the Company and WLab for the sale to WLab of substantially all of the assets of WLab (the “Asset Sale”), Woodridge is subject to certain indemnification obligations in favor of the Company and W Lab. To secure such indemnification obligations, Woodridge, the Company and W Lab have entered into a stock pledge and security agreement, pursuant to which Woodridge has pledged to the Company and WLab all 8,467,410 shares of Class A Common Stock it received as consideration for the Asset Sale. Pursuant to this stock pledge and security agreement, either the Company or W Lab will hold such shares until released to Woodridge or foreclosed upon pursuant to the terms thereof. Unless either the Company or W Lab forecloses on the pledged shares, Woodridge retains all voting rights or dividend rights, if any, in the pledged shares. Pursuant to the terms of this stock pledge and security agreement, the Company and W Lab have preserved their rights in the pledged shares to the maximum extent permitted by law or in equity, including but not limited to the right to conduct a foreclosure sale of the pledged shares upon an event giving rise to the Company or W Lab’s recourse against such pledged shares.

Item 7. Material to be Filed as Exhibits.
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1 (1)	Asset Purchase Agreement, by and among W Lab Acquisition Corp., Nextera Enterprises, Inc., Woodridge Labs, Inc., Joseph J. Millin and Valerie Millin, Trustees of the Millin Family Living Trust Dated November 18, 2002, Scott J. Weiss and Debra Weiss, as Trustees of the Scott and Debra Weiss Living Trust, Joseph J. Millin, and Scott J. Weiss, dated as of March 9, 2006.

2 (1)	Stock Pledge and Security Agreement, by and among W Lab Acquisition Corp., Nextera Enterprises, Inc. and Woodridge Labs, Inc., dated as of March 9, 2006.

3 (2)	Joint Filing Agreement by and among Woodridge Labs, Inc., Joseph J. Millin and Valerie Millin, Trustees of the Millin Family Living Trust Dated November 18, 2002, Scott J. Weiss and Debra Weiss, as Trustees of the Scott and Debra Weiss Living Trust, Joseph J. Millin, and Scott J. Weiss, dated as of March 20, 2006.

(1)	Filed as an exhibit to Nextera’s Current Report on Form 8-K filed on March 15, 2006, and incorporated herein by reference.

(2)	Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 20, 2006	WOODRIDGE LABS, INC.

	By:	/s/ Joseph J. Millin

Joseph J. Millin President

Date: March 20, 2006	THE MILLIN FAMILY LIVING TRUST DATED NOVEMBER 18, 2002

	By:	/s/ Joseph J. Millin

Joseph J. Millin Trustee

	By:	/s/ Valerie Millin

Valerie Millin Trustee

Date: March 20, 2006	JOSEPH J. MILLIN

	By:	/s/ Joseph J. Millin

Joseph J. Millin

Date: March 20, 2006	THE SCOTT AND DEBRA WEISS LIVING TRUST

	By:	/s/ Scott J. Weiss

Scott J. Weiss Trustee

	By:	/s/ Debra Weiss

Debra Weiss Trustee

Date: March 20, 2006	SCOTT J. WEISS

	By:	/s/ Scott J. Weiss

Scott J. Weiss

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1 (1)	Asset Purchase Agreement, by and among W Lab Acquisition Corp., Nextera Enterprises, Inc., Woodridge Labs, Inc., Joseph J. Millin and Valerie Millin, Trustees of the Millin Family Living Trust Dated November 18, 2002, Scott J. Weiss and Debra Weiss, as Trustees of the Scott and Debra Weiss Living Trust, Joseph J. Millin, and Scott J. Weiss, dated as of March 9, 2006.

2 (1)	Stock Pledge and Security Agreement, by and among W Lab Acquisition Corp., Nextera Enterprises, Inc. and Woodridge Labs, Inc., dated as of March 9, 2006.

3 (2)	Joint Filing Agreement by and among Woodridge Labs, Inc., Joseph J. Millin and Valerie Millin, Trustees of the Millin Family Living Trust Dated November 18, 2002, Scott J. Weiss and Debra Weiss, as Trustees of the Scott and Debra Weiss Living Trust, Joseph J. Millin, and Scott J. Weiss, dated as of March 20, 2006.

(1)	Filed as an exhibit to Nextera’s Current Report on Form 8-K filed on March 15, 2006, and incorporated herein by reference.

(2)	Filed herewith.